ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 10, 2025
Ms. Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Defiance Retail Kings ETF ( the “Fund”) File Nos. 333-179562 and 811-22668
Dear Ms. Im-Tang,
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 1031 to the Trust’s Registration Statement on Form N-1A filed August 13, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.With respect to the “Principal Investment Strategies” section of the Prospectus, please respond to the following:
a.With respect to the first sentence of the second paragraph, please revise “proprietary, retail sentiment model” to clarify whether retail sentiment is referring to retail consumer sentiment or retail investor sentiment.
Response:        The Trust has revised the referenced sentence to read in part “… proprietary, retail investor sentiment model.”
b.The Staff notes that the wording of the phrase “retail kings” is suggestive of “category kings” or to the leading/winning company in a specific category. As described, the retail sentiment model seems to be focused on the up and coming retail consumer’s choice of retail rather than the “king.” Please consider how to reconcile or clarify this potential tension.
Response:        The “Retail Kings” name is not intended to suggest “category kings” in the sense of the single leading or dominant company within a sector. Rather, the phrase reflects the idea of stocks elevated by retail investor sentiment—the equity securities of companies that are emerging as favorites or trending leaders within online retail investor communities, platforms, and forums. The Futurum Equities retail sentiment model is designed to capture this phenomenon by identifying companies that are attracting disproportionate attention and trading activity from retail investors. These companies are then scored according to the Adviser’s proprietary momentum scoring system, and the top scoring companies are identified as “Retail Kings.” Accordingly, Retail Kings are selected based on retail investor enthusiasm, momentum factors, and certain other fundamental characteristics, not market share or established dominance with respect to the products or services offered by the company. The Trust has revised the first two paragraphs of the “Principal Investment Strategies” section to clarify both its definition of “Retail Kings” and “retail investor sentiment”. Please see Appendix A to this letter. In particular, the Trust notes the addition of the following sentence, in bold, between the first and second paragraphs in the “Principal Investment Strategies” section:
Although the Fund may invest in companies that are classified as “retailers” if they meet certain investment criteria described below, the Fund does not invest primarily in retailers as part of its principal investment strategy.

c.Please revise the disclosure to clarify if the universe of companies are “retail companies” as it is unclear.
Response:        The starting universe is not limited to “retail companies,” i.e., companies that are primarily engaged in providing products and/or services to be purchased by retail consumers, such as Walmart, Nike, or Best Buy. Rather, the Fund’s starting universe is comprised of any U.S.-listed companies with a minimum market capitalization of $200 million. The Fund then applies the Sponsor’s retail investor sentiment Model to identify publicly traded companies that are currently being followed, discussed, and invested in by retail investors, as measured by digital sentiment analysis as well as engagement trends and social activity in online retail investor communities, platforms and forums. The Adviser then applies its proprietary Momentum Scoring System to select “Retail Kings” for inclusion in the Fund’s portfolio. As noted in response to Comment 1.b above, the Trust has revised the first two paragraphs of the “Principal Investment Strategies” section to clarify both its definition of “Retail Kings” and “retail investor sentiment.” Please see Appendix A to this letter.
d.Please add any corresponding principal risk disclosures as needed based on the changes made to reflect these above comments.
Response:    The Trust has included the following as a Principal Investment Risk in response to both Item 4 and Item 9 of the instructions to Form N-1A.
Retail Investor Sentiment Risk. Investments in the equity securities of issuers that exhibit elevated retail investor sentiment may underperform or be more volatile than investments in the broader equity market and/or equities that do not garner retail investor interest. Positive sentiment across digital platforms, communities, or forums with respect to a stock or issuer may not result in, or correlate with, positive stock performance. The Model’s assessment of retail investor sentiment relies on relatively new and untested social media analytics. Further, online retail investors may exhibit positive sentiment toward equity securities that are disfavored by the broader market, including institutional Wall Street investment firms. Contributors to online investment forums may not have the educational background, qualifications, or industry experience of more established Wall Street investors. Further, any investments selected by the Model that emerge from these digital communities are subject to bias and self-interest since these online communities and investment forums have no fiduciary duty to the public, including the Fund and its shareholders. In particular, social media posts evaluated by the Model may be published in an attempt to manipulate the market or alter public perception of a company stock. There is no guarantee that the Model will be successful in screening out biased or manipulative social media posts when evaluating retail investor sentiment online.
Comment 2.Please consider disclosing in the “Principal Investment Strategies” that Futurum Equities, as the Fund Sponsor, is not affiliated with the Trust, the adviser, or the sub-adviser, consistent with the disclosure on page 11 of the prospectus.
Response:    The requested change has been made.
Comment 3.Please include in the “Principal Investment Strategies” section the market capitalization of the companies in which the Fund invests.
Response:    The Trust has revised the last sentence of the second paragraph of the “Principal Investment Strategies” section as follows:
“The Model identifies the top 100 companies (the “Eligible Universe”) from a starting universe of all U.S.-listed companies with a minimum market capitalization of $200 million (i.e., the Model can select large-, mid-, and small-capitalization companies).”

Comment 4.With regards to the retail sentiment model screening factors described in the “Principal Investment Strategies” section, please include a brief definition of “competitive moat” in the disclosure.
Response:    The Trust has added the following as the last sentence of the third bullet of the retail sentiment model screening factors in the “Principal Investment Strategies” section:
“Within the Model, “competitive moat” means the defensibility and persistence of retail investor interest in a company, as compared to interest in other companies, making such company more likely to sustain prominence as a retail investor favorite over time.”
Comment 5.With regards to the fourth paragraph of the “Principal Investment Strategies”, please provide an example of “innovation-driven sectors”.
Response:    The Trust has revised the referenced sentence as follows:
This systematic process is designed to capture leadership within innovation-driven sectors, such as, currently, the financials, industrials, and information technology sectors, providing concentrated exposure to companies demonstrating accelerating price performance and improving investor sentiment.
Comment 6.If applicable, please include cash transaction risk in the “Principal Investment Risks” section.
Response:    The Trust confirms that purchases and redemptions of creation units will be transacted “in-kind,” thus, respectfully decline to include cash transaction risk. However, the Trust reserves the right to permit or require the substitution of a “cash in lieu” amount to replace any security.
Comment 7.The Staff notes that Non-Diversification Risk was included as a principal investment risk. If applicable, please include related discussion in the “Principal Investment Strategies.”
Response:    The requested change has been made.
Comment 8.The Staff notes that Portfolio Turnover Risk was included as a principal investment risk. If applicable, please include related discussion in the “Principal Investment Strategies.”
Response:    The following sentence has been added to the fifth paragraph of the “Principal Investment Strategies.”
The Fund may engage in frequent and active trading as a result of its strategy.
Comment 9.With regards to the “Investment Restrictions” in the Statement of Additional Information, please review and reconcile the concentration investment restriction with the Fund’s “Principal Investment Strategies” disclosure in the Prospectus.
Response:    Although the Fund may have significant exposure to the aerospace & defense industry and the semiconductor & semiconductor equipment industry, the Fund may not concentrate its investments (i.e., hold more than 25% of its total assets) in any industry. In addition, to avoid confusion, the Trust has replaced the phrase “concentrated exposure” in the last sentence of the fourth paragraph of the “Principal Investment Strategies” section with “increased exposure.”
Comment 10.Please submit a completed fee table and cost example with the filed Response Letter.
Response:    Please see Appendix B to this letter for a completed fee table and expense example for the Fund.

Additionally, we would like to inform the Staff that the Fund and the Fund’s adviser, Defiance ETFs, LLC, have applied for exemptive relief from the SEC for a Manager-of-Managers Order. Accordingly, the Fund’s Registration Statement filed pursuant to Rule 485(b) under the Securities Act of 1933 will reflect disclosure regarding the prospective exemptive relief in the Fund’s Prospectus.

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If you have any questions or require further information, please do not hesitate to contact me at mary.horn@usbank.com.
Sincerely,
/s/ Mary C. Horn
Mary C. Horn
Secretary

Appendix A

First Three Paragraphs of the Fund’s “Principal Investment Strategies” Section:
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in equity securities, including American depositary receipts (“ADRs”), of “Retail Kings.” The Fund defines Retail Kings as U.S.-listed companies identified by the retail investor sentiment Model (defined below) that achieve high scores according to the Momentum Scoring System (defined below) based on bullish momentum factors. The Fund’s investment adviser, Defiance ETFs, LLC (the “Adviser”), believes that retail investors’ online activity and digital sentiment serve as leading indicators of bullish stock momentum. The Fund invests primarily in common stocks of U.S.-listed companies.
Although the Fund may invest in companies that are classified as “retailers” if they meet certain investment criteria described below, the Fund does not invest primarily in retailers as part of its principal investment strategy.
To select investments for the Fund’s portfolio, the Adviser first utilizes an exclusive, proprietary, retail investor sentiment model (the “Model”) developed by Futurum Equities, the Fund’s sponsor (the “Sponsor”). The Model seeks to identify the equity securities of companies emerging as favorites or trending leaders in online retail investor communities, platforms and forums focused on investing in the stock market. These stocks and their issuers exhibit elevated retail investor sentiment as measured by digital sentiment analysis as well as online engagement trends and social activity. In addition, the Model evaluates retail investors’ perception of such stocks, the brand quality of companies, and insider participation with respect to trading activity. The Model further evaluates companies for: 1) future vendor relevance, 2) fundamental resilience, and 3) competitive moat and intellectual property advantage, as defined below. The Model identifies the top 100 companies (the “Eligible Universe”) from a starting universe of all U.S.-listed companies with a minimum market capitalization of $200 million (i.e., the Model can select large-, mid-, and small-capitalization companies).
A-1

Appendix B

Defiance Retail Kings ETF

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.79%
* Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$81	$252
B-1